14008101

SEC
Mail Processing
Section
JUL 11 2014
Washington DC
404

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT

(Mark One)

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO-FEE REQUIRED]
For the fiscal year ended December 31, 2013

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to
Commission file number

CITY NATIONAL CORPORATION PROFIT SHARING PLAN
555 South Flower Street, Eighteenth Floor
Los Angeles, California 90071
(Full title of the plan and the address of the plan)

CITY NATIONAL CORPORATION
555 South Flower Street, Eighteenth Floor
Los Angeles, California 90071
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

REQUIRED INFORMATION

Item 1. Not Applicable

Item 2. Not Applicable

Item 3. Not Applicable

Item 4. In lieu of the requirements of Items 1-3 above, plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are attached as Exhibit 2.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

City National Corporation Profit Sharing Plan

By: City National Bank, Trustee

Date: June 20, 2014

By: [signature]
Michael Nunnelee, Senior Vice President

Index to Exhibits

Exhibit No.	Exhibit	Page No.
1.	Consent of KPMG LLP	3.
2.	Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA	4.

Consent of Independent Registered Public Accounting Firm

The Board of Directors
City National Corporation:

We consent to the incorporation by reference in the registration statement (no. 33-56632) on Form S-8 of City National Corporation of our report dated June 26, 2014, with respect to the statements of net assets available for benefits of the City National Corporation Profit Sharing Plan as of December 31, 2013 and 2012, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental Schedule H Part IV, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 11-K of the City National Corporation Profit Sharing Plan.

KPMG LLP

Los Angeles, California
June 26, 2014

KPMG

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2013 and 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits – December 31, 2013 and 2012	2
Statements of Changes in Net Assets Available for Benefits – Years ended December 31, 2013 and 2012	3
Notes to Financial Statements	4
Supplemental Schedule	
Schedule H Part IV, Line 4(i) – Schedule of Assets (Held at End of Year) – December 31, 2013	14

All other supplemental schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

KPMG

KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm

The Benefits Committee
City National Corporation Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the City National Corporation Profit Sharing Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012 and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H Part IV, Line 4(i) –Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Los Angeles, California
June 26, 2014

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012
Investments, at fair value:		
Cash equivalents	$ 45,210,490	40,449,852
Mutual funds	436,859,228	329,466,290
Common stock	109,162,287	70,255,606
Preferred stock	137,057	125,686
Corporate debt	117,154	422,161
Other assets	443,805	265,660
Total investments	591,930,021	440,985,255
Receivables:		
Employer contribution	14,428,682	14,174,970
Notes receivable from participants	12,962,130	11,669,319
Total receivables	27,390,812	25,844,289
Noninterest-bearing cash	764,095	718,728
Net assets available for benefits	$ 620,084,928	467,548,272

See accompanying notes to financial statements.

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2013 and 2012

	2013	2012
Additions to net assets attributable to:		
Investment income:		
Interest	$ 540,698	524,264
Dividends	15,588,682	14,649,970
Net appreciation in fair value of investments	97,396,198	33,143,606
	113,525,578	48,317,840
Contributions:		
Employer	21,080,543	19,730,793
Participants	26,963,218	25,139,482
Total additions	161,569,339	93,188,115
Deductions from net assets attributable to:		
Benefits paid to participants	23,984,083	21,324,894
Administrative expenses	335,617	242,167
Total deductions	24,319,700	21,567,061
Net increase	137,249,639	71,621,054
Transfers to this plan	15,287,017	—
Net assets available for benefits:		
Beginning of year	467,548,272	395,927,218
End of year	$ 620,084,928	467,548,272

See accompanying notes to financial statements.

(1) Description of the Plan

The following description of the City National Corporation Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan which provides retirement benefits for eligible employees of City National Corporation and its subsidiaries (the Company) that have agreed to participate in the Plan. The Plan is administered by City National Corporation (the Sponsoring Employer) who acts by and through its administrative committee, the Benefits Committee. The Benefits Committee comprises officers of the Sponsoring Employer and City National Bank, a subsidiary of the Sponsoring Employer. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Department of Labor is conducting an investigation of the Plan which began in 2009 for Plan Years 2006 through the present date. Pursuant to the investigation, the Department of Labor, City National Corporation and other parties entered into a tolling agreement dated September 23, 2011. A second tolling agreement was entered into dated November 5, 2012. A third tolling agreement was entered into dated September 9, 2013. The tolling agreements waive a right to claim that litigation should be dismissed due to the expiration of a statute of limitations. The agreements allow the Department of Labor additional time to assess the information provided by City National Corporation without the necessity of filing an action.

The Department of Labor issued its findings by letter dated September 29, 2012 in which the Department of Labor addressed the appearance of violations of ERISA, subject to the possibility that additional information may revise its views. By letter dated December 6, 2012, City National Corporation responded to the Department of Labor. Representatives of the Department of Labor and City National Corporation met on May 29, 2013. During the May 29 meeting, both the Department of Labor and City National Corporation agreed to provide additional information and to continue discussions. Subsequent to that meeting, City National Corporation provided additional information to the Department of Labor and has not received any further inquiry.

Employees of the Company who are entitled to paid vacation time and have completed one hour of service are eligible to participate in the Plan as of their hire date. Company profit sharing contributions to the Plan are discretionary and are equal to a percentage of employee eligible compensation based on the change in Net Profits (as defined by the Plan) over the prior year, subject to an overall maximum Company contribution of 8% of Consolidated Net Profits reduced by matching contributions made for such plan year (which are not made by forfeitures). For the years ended December 31, 2013 and 2012, a profit sharing contribution of 5.08% and 5.70%, respectively, of each participant's eligible compensation was made. Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested at the participant's discretion in the same manner as the salary reduction contributions described below.

Participants can contribute, under a salary reduction agreement, up to 50% of their eligible compensation as defined, but not to exceed the dollar amount allowed by law, which was $17,500 for 2013 and $17,000 for 2012. The Company matches these employee deferrals up to a maximum amount of 50% of the first 6% of covered compensation contributed to the Plan each payroll period. Participants age 50 and over may make unmatched "catch-up" deferrals in accordance with Internal Revenue Code (IRC) regulations and limitations, not to exceed the dollar amount allowed by law, which was $5,500 for 2013 and 2012. Participants may also contribute amounts representing distributions (rollovers) from other tax-favored plans.

(b) Participant Accounts

Each participant account is credited with the participant's contributions, allocations of the Company's matching contribution and profit sharing contribution (if any), earnings or losses and administrative expenses as applicable. Earnings of the various funds are allocated to the participant balances according to the ratio that a participant's account balance or shares held in a given fund bears to the total of all account balances or shares held in the fund.

(c) Vesting

Participant contributions and the Company's matching contributions are immediately fully vested. A participant shall become fully vested in his or her entire accrued benefit upon the participant's normal retirement date (as defined by the Plan), death, or total disability (as defined by the Plan). The Company's profit sharing discretionary contributions, for participants whose employment terminates prior to his or her normal retirement date for reasons other than death or total disability shall vest in accordance with the following schedule:

Years of service	Vested percentage
Less than 2 years	—%
2	25
3	50
4	75
5 or more	100

(Continued)

Any nonvested amounts in a terminated participant's account will be forfeited in accordance with Plan provisions and used in the following sequence: first, to make any Plan contributions due to participants that have returned from qualified military service that are consistent with applicable law and the terms of the Plan; second, to make any Plan contributions required to correct administrative errors; third, to reduce matching contributions otherwise payable by the Company in the year that the forfeiture first becomes available; fourth, to restore previously forfeited account balances, if any; and fifth, to reduce matching contributions in the following year. At December 31, 2013 and 2012, forfeited nonvested accounts totaled $163,439 and $5,598, respectively. During 2013 and 2012, the total amount forfeited was $588,626 and $579,924, respectively. During 2013 and 2012, $455,395 and $574,838, respectively, were used in accordance with plan provisions as summarized above. During 2013, the Plan received $24,610 in existing forfeitures from the plans that were merged into the Plan.

(d) Benefit Payments

A participant may receive a distribution of his or her entire vested accrued benefit only upon the participant's termination of employment or, as of April 15, 2012, upon attainment of age 59 ½. While employed, a participant may receive a distribution of his or her rollover account and employee contribution deferrals for reason of financial hardship in accordance with plan provisions. Following a hardship withdrawal, participants are not allowed to contribute to the Plan for a period of six months. Withdrawal of previously contributed employee after-tax contributions and employee rollover amounts is also permitted in accordance with plan provisions.

In general, for distributions other than for financial hardship or on account of withdrawal of employee after-tax contributions, the method of payment shall be based on the participant's election and may be made in the form of a lump-sum payment, installments (if eligible as defined by the Plan), or direct transfer to an Individual Retirement Account (IRA) or tax-favored plan that accepts the transfer. A participant may also elect a combination of lump-sum payment and direct transfer. Distributions shall be made in cash or in-kind in accordance with the participant's election and plan provisions.

(e) Notes Receivable from Participants

Loans to participants may be made, at the discretion of the Plan's administrator, in an amount not less than $1,000 and not to exceed the lesser of 50% of the participant's vested account balance, or $50,000 reduced by the highest outstanding balance during the previous 12 months. Participants may only have one loan outstanding at a time. Such loans are collateralized by the participant's vested balance in the Plan and bear the prevailing interest rate used by lending institutions for loans made under similar circumstances. Interest rates ranged from 4.25% to 10.00% and maturity dates ranged from January 2014 to May 2029 on 1,022 outstanding loan balances for the year ended December 31, 2013. The terms of these loans cannot exceed five years except that if the loan is used to purchase the principal residence of the participant, the loan term may be extended for up to a period of 15 years. Principal and interest are paid ratably through payroll deductions.

(Continued)

(f) ***Plan Termination***

The Company has not expressed any intent to terminate the Plan; however, it may do so at any time, subject to the provisions of ERISA. In the event of Plan termination, participants automatically become fully vested in their accrued benefits.

(g) ***Transfers into this Plan***

On April 30, 2012, the Plan sponsor acquired First American Commercial Bancorp, Inc. In connection with the acquisition, the First American Commercial 401(k) Profit Sharing Plan (the First American Plan) was merged with and into the Plan on February 1, 2013, on which date the assets of the First American Plan, totaling $5,159,573, were liquidated and transferred into the Plan.

On July 2, 2012, the Plan sponsor acquired Rochdale Investment Management, LLC. In connection with the acquisition, the Rochdale Investment Management, LLC 401(k) Plan (the Rochdale Investment Plan) was merged with and into the Plan on February 11, 2013, on which date the assets of the Rochdale Investment Plan, totaling $9,210,067, were liquidated and transferred into the Plan.

On July 2, 2012, the Plan sponsor acquired Symphonic Financial Advisors, LLC. In connection with the acquisition, the Symphonic Financial Advisors, LLC 401(k) Plan (the Symphonic Financial Plan) was merged with and into the Plan on February 11, 2013, on which date the assets of the Symphonic Financial Plan, totaling $917,377, were liquidated and transferred into the Plan.

(h) ***Plan Amendments***

The Plan was amended effective January 1, 2012 to modify the definition of Net Profits, restoring profits derived from mortgage activity as permitted by applicable regulations. The Plan was also amended effective April 15, 2012 to permit in-service withdrawals at age 59 ½ or later, subject to a minimum of $1,000 per distribution and limited to one distribution per calendar year.

(2) Significant Accounting Policies

(a) ***Basis of Accounting***

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

(b) ***Adoption of New Accounting Standards***

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS* (ASU 2011-04). ASU 2011-04 amended *Accounting Standards Codification 820* to converge the fair value measurement guidance in accounting principles generally accepted in the U.S. (GAAP) and International Financial Reporting Standards (IFRS). ASU 2011-04 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with GAAP and IFRS. The amendments are of two types: (i) those that clarify the FASB's intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Plan adopted the new guidance for the disclosures as required effective January 1, 2012. The adoption of the new guidance did not have a material impact on the Plan's financial statements.

(c) ***Use of Estimates***

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the statements of net assets available for benefits and the additions and deductions in the statements of changes in net assets available for benefits, as well as the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(d) ***Investment Valuation and Income Recognition***

Publicly traded securities are carried at fair value based on the published market quotations. Shares of mutual funds are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end. The Plan's investment in the CNI Charter Funds Prime Money Market Fund is valued at cost, which approximates fair value. Purchases and sales of investments are recorded on a settlement-date basis, which does not materially differ from trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(e) ***Notes Receivable from Participants***

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

(f) ***Payment of Participant Benefits***

Participant benefits are recorded when paid.

(g) ***Administrative Expenses***

A portion of the administrative expenses of the Plan are paid by participants, and a portion is paid by the Company, except for loan and Individually Directed Account (IDA) fees, which are charged to the applicable participant accounts. City National Bank, the Plan's trustee, charges a fee for processing loan applications and IDA transactions.

Participant accounts are charged, on a per capita basis, the actual third-party costs of plan recordkeeping. The Company continues to pay the Trustee and servicing fees for the Plan.

(Continued)

(h) ***Risks and Uncertainties***

The Plan provides for various investment options in money market funds, mutual funds, common stocks, corporate debt, and government securities. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants' account balances and the amounts reported in the financial statements.

(i) ***Concentration of Credit Risk***

Investment in the common stock of City National Corporation comprises approximately 16% and 14% of the Plan's investments as of December 31, 2013 and 2012, respectively.

(3) Fair Value Measurements

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that marketplace participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

- Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access
- Level 2: Inputs to the valuation methodology include:
  - Quoted prices for similar assets or liabilities in active markets
  - Quoted prices for identical or similar assets or liabilities in inactive markets
  - Inputs other than quoted prices that are observable for the asset or liability
  - Inputs that are derived principally from or corroborated by observable market data by correlation or other means

  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
- Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement

If the determination of fair value measurement for a particular asset or liability is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Equity securities: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds and cash equivalents: Valued at the quoted NAV of shares held by the Plan at year-end.

Corporate debt: Valued at the bid or evaluated bid in conjunction with a multidimensional relational model of the par value held by the Plan at year-end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair values of certain financial instruments could result in a different fair value measurement at the reporting date.

As of December 31, 2013 and 2012, the Plan's investments measured at fair value consisted of the following instruments and classifications within the fair value hierarchy:

	Fair value measurement as of December 31, 2013, using input type			
Asset type	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 45,210,490	—	—	45,210,490
Mutual funds:				
Domestic large-cap equity	128,367,232	—	—	128,367,232
Domestic mid-cap equity	39,635,977	—	—	39,635,977
Domestic small-cap equity	74,262,442	—	—	74,262,442
Balanced funds	26,299,731	—	—	26,299,731
Fixed income	113,199,350	—	—	113,199,350
International equity	54,836,936	—	—	54,836,936
Commodities	257,560	—	—	257,560
Total mutual funds	436,859,228	—	—	436,859,228
Common stock:				
Banking	94,629,995	—	—	94,629,995
Other	14,532,292	—	—	14,532,292
Total common stock	109,162,287	—	—	109,162,287
Preferred stock	137,057	—	—	137,057
Corporate debt	—	117,154	—	117,154
Other assets	160,595	283,210	—	443,805
Total investments	$ 591,529,657	400,364	—	591,930,021

(Continued)

Asset type	Fair value measurement as of December 31, 2012, using input type Level 1	Level 2	Level 3	Total
Cash equivalents	$ 40,449,852	—	—	40,449,852
Mutual funds:				
Domestic large-cap equity	90,258,752	—	—	90,258,752
Domestic mid-cap equity	24,923,829	—	—	24,923,829
Domestic small-cap equity	51,258,472	—	—	51,258,472
Balanced funds	13,399,541	—	—	13,399,541
Fixed income	109,513,152	—	—	109,513,152
International equity	39,820,127	—	—	39,820,127
Commodities	292,417	—	—	292,417
Total mutual funds	329,466,290	—	—	329,466,290
Common stock:				
Banking	60,826,727	—	—	60,826,727
Other	9,428,879	—	—	9,428,879
Total common stock	70,255,606	—	—	70,255,606
Preferred stock	125,686	—	—	125,686
Corporate debt	—	422,161	—	422,161
Other assets	148,151	117,509	—	265,660
Total investments	$ 440,445,585	539,670	—	440,985,255

(Continued)

(4) Investments

The following table presents the fair value of investments as of December 31, 2013 and 2012, with individual investments representing 5% or more of the Plan's net assets available for benefits separately identified:

Investment	2013	2012
City National Corporation common stock	$ 94,629,995	60,826,727
Vanguard Large Cap Index – Inst	58,431,025	41,506,933
CNR Prime MM (formerly CNI Charter Funds Prime MM)	45,210,490	37,405,882
CNR Gov't Bond Fund (formerly CNI Charter Gov't Bond Fund)	38,594,908	37,941,530
John Hancock Fds III-Discpl V	38,140,128	25,778,429
American Europacific Growth	36,691,038	25,969,330
Eagle Small Cap Growth Fund	33,538,946	24,347,418
PIMCO Total Return Fd	31,120,294	31,525,166
CNI Charter H/Y Bond	—	24,249,486
All other investments less than 5%	215,573,197	131,434,354
Total	$ 591,930,021	440,985,255

During 2013 and 2012, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) in mutual funds, common and preferred stock, corporate debt, and other investments appreciated in value by $97,396,198 and $33,143,606, respectively, as follows:

Investment	2013	2012
Mutual funds	$ 57,647,261	24,632,721
Common stock	39,491,923	8,250,495
Preferred stock	(11,712)	6,283
Corporate debt	(10,625)	944
Other	279,351	253,163
Net appreciation	$ 97,396,198	33,143,606

(5) Party-in-Interest Transactions

Certain Plan investments are shares of CNR Funds managed by City National Rochdale (CNR) and shares of preferred and common stock of City National Corporation. CNR is a wholly owned subsidiary of City National Bank, which is a subsidiary of City National Corporation (the Plan sponsor as defined by the Plan), and thus, these are party-in-interest transactions. In addition, City National Bank receives mutual fund servicing fees for funds invested in CNR Funds.

(6) Income Taxes

The Company received a favorable tax determination letter on April 16, 2003 from the Internal Revenue Service (IRS) stating that the Plan is qualified under IRC Section 401(a) and that the Trust is exempt from federal income taxes under provisions of Section 501(a). Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

U.S. GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

(7) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the assets available for benefits between the financial statements and Form 5500 at December 31, 2013 and 2012:

		2013	2012
Net assets available for benefits per the financial statements	$	620,084,928	467,548,272
Less interest income on notes receivable from participants		8,425	6,476
Net assets available for benefits per Form 5500	$	620,076,503	467,541,796

The following is a reconciliation of the net increase in net assets available for benefits between the financial statements and the Form 5500 at December 31, 2013 and 2012:

		2013	2012
Net increase in net assets available for benefits per the financial statements	$	137,249,639	71,621,054
Less interest income on notes receivable from participants		1,949	3,645
Net increase in net assets available for benefits per Form 5500	$	137,247,690	71,617,409

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550 PN: 001

Attachment to 2013 Form 5500

Schedule H Part IV, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2013

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares	(e) Current value
	Cash equivalents:			
*	CITY NATIONAL ROCHDALE	CNR PRIME MM FD SERV #2631	45,210,490	$ 45,210,490
		Total cash equivalents		45,210,490
	Corporate obligations:			
	CLIFFS NATURAL RESOU 5.900% 3/15/20	CLIFFS NATURAL RESOU 5.900% 3/15/20	20,000	21,105
	PITNEY BOWES INC 6.250% 3/15/19	PITNEY BOWES INC 6.250% 3/15/19	20,000	22,365
	RELIANCE STEEL & ALU 4.500% 4/15/23	RELIANCE STEEL & ALU 4.500% 4/15/23	25,000	24,523
	RENRE NORTH AMER HLD 5.750% 3/15/20	RENRE NORTH AMER HLD 5.750% 3/15/20	20,000	21,612
	SANDRIDGE MISSISSIPPIAN TR UNITS	SANDRIDGE MISSISSIPPIAN TR UNITS	100	925
	US WEST COMMUNICATION 7.250% 9/15/25	US WEST COMMUNICATION 7.250% 9/15/25	25,000	26,624
		Total corporate obligations		117,154
	Preferred stocks:			
	DIGITAL REALTY TR SER G 5.875% PFD	DIGITAL REALTY TR SER G 5.875% PFD	1,000	18,150
	GOODRICH PETE CORP 9.75% SER D PFD	GOODRICH PETE CORP 9.75% SER D PFD	125	3,059
	ISTAR FINL INC SER D 8.000% PFD	ISTAR FINL INC SER D 8.000% PFD	2,000	47,778
	NORTHSTAR RLTY FIN 8.125% SER B PFD	NORTHSTAR RLTY FIN 8.125% SER B PFD	3,000	68,070
		Total preferred stocks		137,057
	Common stocks:			
	ABB LTD SPONS ADR	ABB LTD SPONS ADR	2,500	66,400
	ABBOTT LABORATORIES COM	ABBOTT LABORATORIES COM	100	3,833
	ABBVIE INC COM	ABBVIE INC COM	480	25,349
	ACCENTURE PLC COM	ACCENTURE PLC COM	368	30,257
	ACE LIMITED COM	ACE LIMITED COM	353	36,546
	ACTAVIS PLC COM	ACTAVIS PLC COM	45	7,560
	ADOBE SYSTEMS COM	ADOBE SYSTEMS COM	100	5,988
	AES CORP COM	AES CORP COM	10	145
	AFFIL MGRS GROUP INC COM	AFFIL MGRS GROUP INC COM	173	37,520
	AFLAC CORP COM	AFLAC CORP COM	600	40,080
	AGCO CORP COM	AGCO CORP COM	85	5,031
	AGENUS INC COM	AGENUS INC COM	7,000	18,480
	AGNICO EAGLE MINES LTD	AGNICO EAGLE MINES LTD	1,000	26,380
	AIR LEASE CORP COM	AIR LEASE CORP COM	100	3,108
	AIRCASTLE LTD COM	AIRCASTLE LTD COM	660	12,646
	AKORN INC COM	AKORN INC COM	140	3,447
	ALCATEL-LUCENT SP ADR	ALCATEL-LUCENT SP ADR	1,000	4,400
	ALCOA INC COM	ALCOA INC COM	20,000	212,600
	ALLERGAN INC COM	ALLERGAN INC COM	519	57,651
	ALLIED IRISH BKS PLC COM	ALLIED IRISH BKS PLC COM	60	9
	ALLIED NEV GOLD CORP COM	ALLIED NEV GOLD CORP COM	1,224	4,345
	ALTRIA GROUP INC COM	ALTRIA GROUP INC COM	3,000	115,170
	ALUMINUM CORP CHINA LTD S	ALUMINUM CORP CHINA LTD S	41	357
	AMDOCS LTD ADR	AMDOCS LTD ADR	100	4,124
	AMERICAN CAPITAL AGENCY C	AMERICAN CAPITAL AGENCY C	2,275	43,885
	AMERICAN ELECTRIC POWER C	AMERICAN ELECTRIC POWER C	1,000	46,740
	AMERICAN EXPRESS CO COM	AMERICAN EXPRESS CO COM	840	76,213
	AMERICAN INTL GROUP INC C	AMERICAN INTL GROUP INC C	500	25,525
	AMERICAN INTL GROUP INC W	AMERICAN INTL GROUP INC W	400	8,100
	AMERICAN WTR WKS CO INC N	AMERICAN WTR WKS CO INC N	1,066	45,049
	AMICO GAMES CORP COM	AMICO GAMES CORP COM	250	10
	ANDERSONS INC COM	ANDERSONS INC COM	40	3,567
	ANTERO RES CORP COM	ANTERO RES CORP COM	60	3,806
	APOLLO EDUCATION GROUP, I	APOLLO EDUCATION GROUP, I	100	2,732
	APOLLO INVESTMENT CORP CO	APOLLO INVESTMENT CORP CO	2,000	16,950
	APPLE INC COM	APPLE INC COM	2,752	1,543,869
	ARCHER DANIELS MIDLAND CO	ARCHER DANIELS MIDLAND CO	100	4,340
	ARES CAPITAL CORP COM	ARES CAPITAL CORP COM	3,900	69,303
	ARIAD PHARMACEUTICALS INC	ARIAD PHARMACEUTICALS INC	250	1,705
	ARM HOLDINGS PLC SPONS AD	ARM HOLDINGS PLC SPONS AD	325	17,788
	ARTISTDIRECT INC NEW COM	ARTISTDIRECT INC NEW COM	80	1
	ASPEN TECHNOLOGY INC COM	ASPEN TECHNOLOGY INC COM	75	3,135
	AT & T INC COM	AT & T INC COM	2,891	101,648
	ATLAS PIPELINE PARTNERS L	ATLAS PIPELINE PARTNERS L	101	3,540
	AUTOMATIC DATA PROCESSING	AUTOMATIC DATA PROCESSING	75	6,060
	AVID TECH INC COM	AVID TECH INC COM	8	65
	BAIDU, INC. ADR	BAIDU, INC. ADR	10	1,779
	BAKER HUGHES INC COM	BAKER HUGHES INC COM	80	4,421
	BANCO SANTANDER SA.	BANCO SANTANDER SA.	14,066	127,580
	BANK OF AMERICA CORP COM	BANK OF AMERICA CORP COM	38,245	595,475
	BANK OF MONTREAL COM	BANK OF MONTREAL COM	220	14,665
	BARRICK GOLD CORP COM	BARRICK GOLD CORP COM	300	5,289
	BB & T CORP COM	BB & T CORP COM	150	5,598
	BCE INC COM	BCE INC COM	80	3,463
	BEAM INC COM	BEAM INC COM	300	20,418

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550 PN: 001

Attachment to 2013 Form 5500

Schedule H Part IV, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2013

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares	(e) Current value
	BED BATH & BEYOND INC COM	BED BATH & BEYOND INC COM	1	$ 80
	BEMIS INC COM	BEMIS INC COM	75	3,072
	BERKSHIRE HATHAWAY INC CL	BERKSHIRE HATHAWAY INC CL	1,492	176,892
	BEST BUY INC COM	BEST BUY INC COM	75	2,991
	BIG LOTS INC COM	BIG LOTS INC COM	680	21,957
	BIOGEN IDEC INC COM	BIOGEN IDEC INC COM	193	53,957
	BLUCORA INC COM	BLUCORA INC COM	3,000	87,480
	BP PLC SPONS ADR	BP PLC SPONS ADR	2,216	107,720
	BRISTOL MYERS SQUIBB CO C	BRISTOL MYERS SQUIBB CO C	2,100	111,615
	BROADCOM CORP CL A	BROADCOM CORP CL A	75	2,223
	C H ROBINSON WORLDWIDE IN	C H ROBINSON WORLDWIDE IN	2,000	116,700
	CA INC COM	CA INC COM	340	11,441
	CABLEVISION SYSTEMS CORP	CABLEVISION SYSTEMS CORP	1,737	31,144
	CAMERON INTERNATIONAL COR	CAMERON INTERNATIONAL COR	645	38,397
	CANADIAN IMPERIAL BK OF C	CANADIAN IMPERIAL BK OF C	175	14,947
	CAPSTEAD MORTGAGE CORP NE	CAPSTEAD MORTGAGE CORP NE	1,000	12,080
	CASEY'S GEN STORES INC CO	CASEY'S GEN STORES INC CO	676	47,489
	CELGENE CORP COM	CELGENE CORP COM	656	110,843
	CELLDEX THERAPEUTICS INC	CELLDEX THERAPEUTICS INC	4,000	96,840
	CERNER CORP COM	CERNER CORP COM	100	5,574
	CF INDUSTRIES HOLDINGS IN	CF INDUSTRIES HOLDINGS IN	30	6,991
	CHELSEA THERAPEUTICS INTL	CHELSEA THERAPEUTICS INTL	850	3,770
	CHESAPEAKE ENERGY CORP CO	CHESAPEAKE ENERGY CORP CO	1	27
	CHEVRON CORP COM	CHEVRON CORP COM	230	28,729
	CHICAGO BRIDGE & IRON NV	CHICAGO BRIDGE & IRON NV	1,054	87,630
	CHIMERA INVT CORP REIT	CHIMERA INVT CORP REIT	150	465
	CHINA MOBILE LTD SPONS AD	CHINA MOBILE LTD SPONS AD	120	6,275
	CHINA UNICOM LTD SPONS AD	CHINA UNICOM LTD SPONS AD	250	3,765
	CIENA CORP COM	CIENA CORP COM	2,165	51,808
	CIRRUS LOGIC INC COM	CIRRUS LOGIC INC COM	550	11,234
	CISCO SYSTEMS INC COM	CISCO SYSTEMS INC COM	1,895	42,505
	CIT GROUP INC COM	CIT GROUP INC COM	4,575	238,419
	CITIGROUP INC WARRANT EXP	CITIGROUP INC WARRANT EXP	5,000	3,250
	CITRIX SYS INC COM	CITRIX SYS INC COM	105	6,641
*	CITY NATIONAL CORP COM	CITY NATIONAL CORP COM	1,194,522	94,629,995
	CLIFFS NATURAL RESOURCES	CLIFFS NATURAL RESOURCES	75	1,966
	COCA COLA AMATIL LTD SPON	COCA COLA AMATIL LTD SPON	410	8,774
	COGNIZANT TECHNOLOGY SOLU	COGNIZANT TECHNOLOGY SOLU	216	21,812
	COMCAST CORP NEW CL A	COMCAST CORP NEW CL A	1,722	89,484
	COMMUNITY BK SYS INC COM	COMMUNITY BK SYS INC COM	125	4,960
	COMPUWARE CORP COM	COMPUWARE CORP COM	1,010	11,322
	CONAGRA FOODS INC COM	CONAGRA FOODS INC COM	649	21,871
	CONOCOPHILLIPS COM	CONOCOPHILLIPS COM	395	27,907
	CONTINENTAL RESOURCES INC	CONTINENTAL RESOURCES INC	537	60,423
	COSAN LTD-CLASS A SHARES	COSAN LTD-CLASS A SHARES	1,240	17,013
	COSTAMARE INC COM	COSTAMARE INC COM	610	11,145
	COVIDIEN PLC COM	COVIDIEN PLC COM	678	46,172
	CREE INC COM	CREE INC COM	3,330	208,192
	CST BRANDS INC COM	CST BRANDS INC COM	5	184
	CUMMINS ENGINE INC COM	CUMMINS ENGINE INC COM	391	55,119
	CVS/CAREMARK CORP COM	CVS/CAREMARK CORP COM	1,231	88,103
	D R HORTON INC COM	D R HORTON INC COM	25	558
	DAIMLER AG SPNSD ADR	DAIMLER AG SPNSD ADR	180	15,721
	DANAHER CORP COM	DANAHER CORP COM	95	7,334
	DEEP ROCK OIL & GAS INC C	DEEP ROCK OIL & GAS INC C	101	0
	DEUTSCHE TELEKOM AG SPONS	DEUTSCHE TELEKOM AG SPONS	980	16,915
	DIAMOND OFFSHORE DRILLING	DIAMOND OFFSHORE DRILLING	100	5,692
	DIGITALGLOBE INC COM	DIGITALGLOBE INC COM	125	5,144
	DIRECTV COM	DIRECTV COM	888	61,325
	DISCOVERY LABORATORIES IN	DISCOVERY LABORATORIES IN	1,000	2,250
	DOLBY LABORATORIES INC CL	DOLBY LABORATORIES INC CL	737	28,419
	DUKE ENERGY CORP COM	DUKE ENERGY CORP COM	66	4,555
	EAGLE MATERIALS INC COM	EAGLE MATERIALS INC COM	15	1,161
	EBAY INC COM	EBAY INC COM	869	47,678
	EDISON INTERNATIONAL COM	EDISON INTERNATIONAL COM	1,000	46,300
	ELECTRONIC GAME CARD INC	ELECTRONIC GAME CARD INC	8,420	1
	EMC CORP MASS COM	EMC CORP MASS COM	2,525	63,504
	ENDEAVOUR INTL CORP COM	ENDEAVOUR INTL CORP COM	500	2,625
	ENERPLUS RES CORP COM	ENERPLUS RES CORP COM	3,402	61,857
	ENI S P A SPONS ADR	ENI S P A SPONS ADR	195	9,456
	ENSCO PLC COM	ENSCO PLC COM	260	14,867
	ENTROPIC COMMUNICATIONS I	ENTROPIC COMMUNICATIONS I	5,000	23,500
	E-TRADE FINANCIAL CORP CO	E-TRADE FINANCIAL CORP CO	400	7,856
	EUROSEAS LTD COM	EUROSEAS LTD COM	100	145
	EVERBANK FINL CORP COM	EVERBANK FINL CORP COM	200	3,668
	EXCO RESOURCES INC COM	EXCO RESOURCES INC COM	1,000	5,310

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550 PN: 001

Attachment to 2013 Form 5500

Schedule H Part IV, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2013

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares	(e) Current value
	EXCO RESOURCES INC RTS	EXCO RESOURCES INC RTS	1,000	$ 160
	EXELIXIS INC COM	EXELIXIS INC COM	875	5,364
	EXELON CORP COM	EXELON CORP COM	2,500	68,475
	EXXON MOBIL CORP COM	EXXON MOBIL CORP COM	586	59,303
	FACEBOOK INC COM	FACEBOOK INC COM	4,160	227,340
	FANNIE MAE COM	FANNIE MAE COM	5,000	15,050
	FIFTH STREET FINANCE CORP	FIFTH STREET FINANCE CORP	2,000	18,500
	FIRSTENERGY CORP COM	FIRSTENERGY CORP COM	1,500	49,470
	FIRSTMERIT CORP COM	FIRSTMERIT CORP COM	470	10,448
	FLEXTRONICS INTL LTD ADR	FLEXTRONICS INTL LTD ADR	500	3,885
	FORTINET INC COM	FORTINET INC COM	500	9,565
	FRANCO NEVADA CORP COM	FRANCO NEVADA CORP COM	100	4,074
	FREEPORT MCMORAN COPPER &	FREEPORT MCMORAN COPPER &	511	19,285
	FREESEAS INC COM	FREESEAS INC COM	2	5
	FRONTLINE LTD ADR	FRONTLINE LTD ADR	1	4
	FUSION-IO INC COM	FUSION-IO INC COM	100	891
	GAMESTOP CORP NEW CL A	GAMESTOP CORP NEW CL A	150	7,389
	GARMIN LTD COM	GARMIN LTD COM	75	3,464
	GENERAC HLDGS INC COM	GENERAC HLDGS INC COM	70	3,965
	GENERAL ELECTRIC CO COM	GENERAL ELECTRIC CO COM	10,490	294,035
	GILEAD SCIENCES INC COM	GILEAD SCIENCES INC COM	1,287	96,654
	GLAXOSMITHKLINE PLC SPONS	GLAXOSMITHKLINE PLC SPONS	235	12,547
	GOLAR LNG LTD COM	GOLAR LNG LTD COM	100	3,629
	GOLDCORP INC NEW COM	GOLDCORP INC NEW COM	110	2,384
	GOLDMAN SACHS GROUP INC C	GOLDMAN SACHS GROUP INC C	636	112,737
	GOOGLE INC CL A	GOOGLE INC CL A	100	112,071
	GRAND CANYON EDUCATION IN	GRAND CANYON EDUCATION IN	100	4,360
	GREAT PLAINS ENERGY INC C	GREAT PLAINS ENERGY INC C	1	24
	GREEN MTN COFFEE ROASTERS	GREEN MTN COFFEE ROASTERS	1	76
	GREIF INC CL A	GREIF INC CL A	230	12,052
	GROUPON INC COM	GROUPON INC COM	190	2,235
	GS ENVIROSERVICES INC COM	GS ENVIROSERVICES INC COM	250	6
	GUESS? INC COM	GUESS? INC COM	205	6,369
	HALCON RESOURCES CORP COM	HALCON RESOURCES CORP COM	1,700	6,562
	HANCOCK FABRICS INC DEL C	HANCOCK FABRICS INC DEL C	17	18
	HARTFORD FINANCIAL SERVICE	HARTFORD FINANCIAL SERVICE	1	36
	HAWAIIAN ELEC INDS INC CO	HAWAIIAN ELEC INDS INC CO	420	10,945
	HDFC BANK LTD ADR	HDFC BANK LTD ADR	5	172
	HEALTH CARE REIT INC REIT	HEALTH CARE REIT INC REIT	100	5,357
	HERCULES OFFSHORE INC COM	HERCULES OFFSHORE INC COM	20	130
	HERCULES TECHNOLOGY GROWTH	HERCULES TECHNOLOGY GROWTH	1,000	16,400
	HERTZ GLOBAL HOLDINGS INC	HERTZ GLOBAL HOLDINGS INC	1,690	48,368
	HEXCEL CORP COM	HEXCEL CORP COM	855	38,210
	HIBBETT SPORTS INC COM	HIBBETT SPORTS INC COM	50	3,358
	HITTITE MICROWAVE CORP CO	HITTITE MICROWAVE CORP CO	9	556
	HOME DEPOT INC COM	HOME DEPOT INC COM	908	74,765
	HOME INNS & HOTELS MGMT I	HOME INNS & HOTELS MGMT I	2,000	87,280
	HOME SOLUTIONS AMERICA IN	HOME SOLUTIONS AMERICA IN	10,000	0
	HOWARD HUGHES CORP COM	HOWARD HUGHES CORP COM	1,000	120,100
	HSBC HLDGS PLC SPONS ADR	HSBC HLDGS PLC SPONS ADR	170	9,372
	IAC/INTERACTIVECORP COM	IAC/INTERACTIVECORP COM	135	9,268
	ICICI BANK LTD SPONS ADR	ICICI BANK LTD SPONS ADR	7,001	260,227
	IDEXX LABS INC COM	IDEXX LABS INC COM	40	4,255
	IMMUNICON CORP DEL COM	IMMUNICON CORP DEL COM	6,000	60
	INTEGRYS ENERGY GROUP INC	INTEGRYS ENERGY GROUP INC	175	9,522
	INTEL CORP COM	INTEL CORP COM	2,297	59,619
	INTERNATIONAL PAPER CO CO	INTERNATIONAL PAPER CO CO	802	39,322
	INTL BUSINESS MACHINES CO	INTL BUSINESS MACHINES CO	45	8,441
	INTUITIVE SURGICAL INC CO	INTUITIVE SURGICAL INC CO	113	43,401
	IROBOT CORP COM	IROBOT CORP COM	907	31,536
	IRON MOUNTAIN INC COM	IRON MOUNTAIN INC COM	992	30,107
	IXYS CORP DEL COM	IXYS CORP DEL COM	60	778
	J C PENNEY INC COM	J C PENNEY INC COM	1,155	10,568
	JACKSONVILLE BANCORP INC	JACKSONVILLE BANCORP INC	100	1,260
	JPMORGAN CHASE & CO COM N	JPMORGAN CHASE & CO COM N	2,965	173,393
	JUST ENERGY GROUP INC COM	JUST ENERGY GROUP INC COM	1,000	7,160
	KINDER MORGAN MANAGEMENT	KINDER MORGAN MANAGEMENT	682	51,600
	KONINKLIJKE KPN NV -SP AD	KONINKLIJKE KPN NV -SP AD	1,000	3,178
	KRAFT FOODS GROUP INC COM	KRAFT FOODS GROUP INC COM	33	1,779
	KROGER CO COM	KROGER CO COM	225	8,894
	KT CORPORATION SPONS ADR	KT CORPORATION SPONS ADR	20	297
	LASALLE HOTEL PROPERTIES	LASALLE HOTEL PROPERTIES	430	13,270
	LEGGETT & PLATT INC COM	LEGGETT & PLATT INC COM	320	9,901
	LENNAR CORP CL A	LENNAR CORP CL A	100	3,956
	LEUCADIA NATL CORP COM	LEUCADIA NATL CORP COM	110	3,117
	LEXICON PHARMACEUTICALS I	LEXICON PHARMACEUTICALS I	7,725	13,897

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550 PN: 001

Attachment to 2013 Form 5500

Schedule H Part IV, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2013

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares	(e) Current value
	LIFE TECHNOLOGIES CORP CO	LIFE TECHNOLOGIES CORP CO	50	$ 3,790
	LOEWS CORP COM	LOEWS CORP COM	100	4,824
	LORILLARD INC COM	LORILLARD INC COM	75	3,801
	LSI CORPORATION COM	LSI CORPORATION COM	10	110
	LULULEMON ATHLETICA INC C	LULULEMON ATHLETICA INC C	40	2,361
	LUXOTTICA GROUP SPA SPONS	LUXOTTICA GROUP SPA SPONS	100	5,392
	M & T BANK CORP COM	M & T BANK CORP COM	374	43,541
	MACY'S INC COM	MACY'S INC COM	130	6,942
	MAGNA INTERNATIONAL INC	MAGNA INTERNATIONAL INC	557	45,707
	MALLINCKRODT PUB LTD CO C	MALLINCKRODT PUB LTD CO C	11	575
	MANNKIND CORP COM	MANNKIND CORP COM	5,000	26,000
	MARVELL TECHNOLOGY GROUP	MARVELL TECHNOLOGY GROUP	550	7,909
	MASTERCARD INC CL A COM	MASTERCARD INC CL A COM	76	63,495
	MATERIAL SCIENCES CORP CO	MATERIAL SCIENCES CORP CO	10,000	118,100
	MAXWELL TECHNOLOGIES INC	MAXWELL TECHNOLOGIES INC	1,674	13,007
	MCDONALDS CORP COM	MCDONALDS CORP COM	351	34,058
	MEAD JOHNSON NUTRITION CO	MEAD JOHNSON NUTRITION CO	1	84
	MEDICINES CO COM	MEDICINES CO COM	100	3,862
	MELA SCIENCES INC COM	MELA SCIENCES INC COM	8,500	5,440
	MELLANOX TECHNOLOGIES LTD	MELLANOX TECHNOLOGIES LTD	90	3,597
	MERCK & CO INC NEW COM	MERCK & CO INC NEW COM	116	5,806
	MEREDITH CORP COM	MEREDITH CORP COM	220	11,396
	MERITAGE HOMES CORP. COMM	MERITAGE HOMES CORP. COMM	475	22,795
	MESA AIR GROUP INC COM *D	MESA AIR GROUP INC COM *D	4,000	13
	MFC INDUSTRIAL LTD COM	MFC INDUSTRIAL LTD COM	1,336	10,675
	MGM RESORTS INTERNATIONAL	MGM RESORTS INTERNATIONAL	500	11,760
	MGP INGREDIENTS INC COM	MGP INGREDIENTS INC COM	33	171
	MICRON TECHNOLOGY INC COM	MICRON TECHNOLOGY INC COM	3,000	65,250
	MICROSOFT CORP COM	MICROSOFT CORP COM	2,522	94,363
	MIDSTATES PETE CO INC COM	MIDSTATES PETE CO INC COM	1,333	8,824
	MODUSLINK GLOBAL SOLUTION	MODUSLINK GLOBAL SOLUTION	10	57
	MONDELEZ INTERNATIONAL IN	MONDELEZ INTERNATIONAL IN	101	3,565
	MONSANTO CO NEW COM	MONSANTO CO NEW COM	45	5,245
	MONSTER BEVERAGE CORP COM	MONSTER BEVERAGE CORP COM	40	2,711
	MYLAN INC	MYLAN INC	1,242	53,903
	NATIONAL GRID PLC SPONS A	NATIONAL GRID PLC SPONS A	1	65
	NATIONAL OILWELL VARCO IN	NATIONAL OILWELL VARCO IN	867	68,953
	NETAPP INC COM	NETAPP INC COM	68	2,798
	NETGEAR INC COM	NETGEAR INC COM	292	9,618
	NEW MOUNTAIN FINANCE CORP	NEW MOUNTAIN FINANCE CORP	1,000	15,040
	NEW ORIENTAL ED & TECH GR	NEW ORIENTAL ED & TECH GR	140	4,410
	NEW RESIDENTIAL INVT CORP	NEW RESIDENTIAL INVT CORP	1	7
	NEWCASTLE INVT CORP REIT	NEWCASTLE INVT CORP REIT	1	6
	NIPPON TELEGRAPH & TELE C	NIPPON TELEGRAPH & TELE C	125	3,380
	NOKIA CORP SPONS ADR	NOKIA CORP SPONS ADR	10,000	81,100
	NORDIC AMERICAN TANKERS L	NORDIC AMERICAN TANKERS L	100	970
	NORTEL NETWORKS CP COM	NORTEL NETWORKS CP COM	2	0
	NORTHWEST BANCSHARES INC	NORTHWEST BANCSHARES INC	300	4,434
	NOVACOPPER INC COM	NOVACOPPER INC COM	56	85
	NOVAGOLD RESOURCES INC CO	NOVAGOLD RESOURCES INC CO	1,340	3,404
	NOVAVAX INC COM	NOVAVAX INC COM	8,000	40,960
	NUANCE COMMUNICATIONS INC	NUANCE COMMUNICATIONS INC	100	1,520
	NVE CORP COM NEW	NVE CORP COM NEW	41	2,389
	NXP SEMICONDUCTORS N V CO	NXP SEMICONDUCTORS N V CO	90	4,134
	OCCIDENTAL PETROLEUM CORP	OCCIDENTAL PETROLEUM CORP	659	62,671
	OCLARO INC COM	OCLARO INC COM	4,000	9,960
	ONEOK INC NEW COM	ONEOK INC NEW COM	316	19,649
	ONEOK PARTNERS L P	ONEOK PARTNERS L P	218	11,478
	ORACLE CORP COM	ORACLE CORP COM	455	17,408
	OSI SYSTEMS INC COM	OSI SYSTEMS INC COM	1,060	56,297
	OXFORD INDS INC COM	OXFORD INDS INC COM	389	31,381
	PACIFIC BIOSCIENCES CALIF	PACIFIC BIOSCIENCES CALIF	3,000	15,690
	PALATIN TECHNOLOGIES INC	PALATIN TECHNOLOGIES INC	200	147
	PDL BIOPHARMA INC COM	PDL BIOPHARMA INC COM	3,000	25,320
	PENGROWTH ENERGY CORP COM	PENGROWTH ENERGY CORP COM	860	5,332
	PENNANTPARK INVT CORP COM	PENNANTPARK INVT CORP COM	300	3,480
	PENTAIR LTD COM	PENTAIR LTD COM	105	8,155
	PEOPLE'S UNITED FINANCIAL	PEOPLE'S UNITED FINANCIAL	660	9,979
	PEPSICO INC COM	PEPSICO INC COM	535	44,373
	PEREGRINE PHARMACEUTICALS	PEREGRINE PHARMACEUTICALS	4,500	6,255
	PETMED EXPRESS INC COM	PETMED EXPRESS INC COM	125	2,079
	PETROCHINA CO LTD SPONS A	PETROCHINA CO LTD SPONS A	10	1,097
	PFIZER INC COM	PFIZER INC COM	200	6,126
	PHARMACYCLICS INC COM	PHARMACYCLICS INC COM	5,000	528,900
	PHILIP MORRIS INTL INC CO	PHILIP MORRIS INTL INC CO	40	3,485
	PHILLIPS 66 COM	PHILLIPS 66 COM	60	4,628

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550 PN: 001

Attachment to 2013 Form 5500

Schedule H Part IV, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2013

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares	(e) Current value
	PIONEER NATURAL RESOURCES	PIONEER NATURAL RESOURCES	60	$ 11,044
	PIXELWORKS INC COM	PIXELWORKS INC COM	1,000	4,820
	POINT BLANK SOLUTIONS INC	POINT BLANK SOLUTIONS INC	19,000	4,750
	POLARIS INDS INC COM	POLARIS INDS INC COM	512	74,568
	PORTUGAL TELECOM SGPS S A	PORTUGAL TELECOM SGPS S A	1	4
	POTASH CORP SASK INC COM	POTASH CORP SASK INC COM	295	9,723
	PPL CORP COM	PPL CORP COM	2,870	86,358
	PREFERRED BANK/LOS ANGELE	PREFERRED BANK/LOS ANGELE	3	60
	PRICELINE.COM INC COM NEW	PRICELINE.COM INC COM NEW	11	12,786
	PROCTER & GAMBLE CO COM	PROCTER & GAMBLE CO COM	200	16,282
	PROSPECT CAPITAL CORPORATE	PROSPECT CAPITAL CORPORATE	1,300	14,586
	PRUDENTIAL FINANCIAL INC	PRUDENTIAL FINANCIAL INC	1,554	143,310
	PULTE GROUP INC	PULTE GROUP INC	2,035	41,453
	QIWI PLC SPON ADR	QIWI PLC SPON ADR	100	5,600
	QUALCOMM INC COM	QUALCOMM INC COM	969	71,948
	QUALITY SYSTEMS INC COM	QUALITY SYSTEMS INC COM	500	10,530
	QUANTA SERVICES INC SBI	QUANTA SERVICES INC SBI	1,530	48,287
	QUESTCOR PHARMACEUTICALS	QUESTCOR PHARMACEUTICALS	700	38,115
	QUIMICA Y MINERA CHIL-SP	QUIMICA Y MINERA CHIL-SP	444	11,491
	RANGE RECOURSES CORP COM	RANGE RECOURSES CORP COM	85	7,166
	RAYTHEON CO COM NEW	RAYTHEON CO COM NEW	50	4,535
	RESTORATION HARDWARE HLDG	RESTORATION HARDWARE HLDG	100	6,730
	REX ENERGY CORP COM	REX ENERGY CORP COM	977	19,257
	RF MICRO DEVICES INC COM	RF MICRO DEVICES INC COM	1,000	5,160
	ROCHE HOLDINGS LTD SPONS	ROCHE HOLDINGS LTD SPONS	50	3,510
	ROFIN SINAR TECHNOLOGIES	ROFIN SINAR TECHNOLOGIES	250	6,755
	ROYAL BK SCOTLAND GROUP S	ROYAL BK SCOTLAND GROUP S	1,900	21,527
	ROYAL DUTCH SHELL PLC ADR	ROYAL DUTCH SHELL PLC ADR	170	12,116
	ROYAL GOLD INC COM	ROYAL GOLD INC COM	280	12,900
	SAMARITAN PHARMACEUTICALS	SAMARITAN PHARMACEUTICALS	1,166	2
	SANDRIDGE ENERGY INC COM	SANDRIDGE ENERGY INC COM	6,500	39,455
	SANDRIDGE MISSISSIPPIAN T	SANDRIDGE MISSISSIPPIAN T	175	1,563
	SANGAMO BIOSCIENCES INC C	SANGAMO BIOSCIENCES INC C	31,500	437,535
	SANOFI SPONSORED ADR	SANOFI SPONSORED ADR	295	15,821
	SAREPTA THERAPEUTICS INC	SAREPTA THERAPEUTICS INC	3,000	61,110
	SAUL CENTERS TRUST REIT	SAUL CENTERS TRUST REIT	100	4,773
	SCHLUMBERGER LTD N A ADR	SCHLUMBERGER LTD N A ADR	811	73,079
	SEADRILL LTD COM	SEADRILL LTD COM	1,019	41,859
	SEATTLE GENETICS INC COM	SEATTLE GENETICS INC COM	100	3,989
	SEMPRA ENERGY COM	SEMPRA ENERGY COM	50	4,488
	SESA STERLITE LTD-SPON AD	SESA STERLITE LTD-SPON AD	1	13
	SIEMENS A G SPONS ADR	SIEMENS A G SPONS ADR	110	15,236
	SILVER WHEATON CORP COM	SILVER WHEATON CORP COM	290	5,855
	SIRIUS XM HOLDINGS INC CO	SIRIUS XM HOLDINGS INC CO	725	2,530
	SIX FLAGS ENTMT CORP COM	SIX FLAGS ENTMT CORP COM	190	6,996
	SKYEPHARMA PLC-SPONS ADR	SKYEPHARMA PLC-SPONS ADR	1,850	3,454
	SKYWORKS SOLUTIONS INC CO	SKYWORKS SOLUTIONS INC CO	100	2,856
	SODASTREAM INTERNATIONAL	SODASTREAM INTERNATIONAL	180	8,935
	SONIC AUTOMOTIVE INC CL A	SONIC AUTOMOTIVE INC CL A	14	343
	SOUTHERN COMPANY COM	SOUTHERN COMPANY COM	1,500	61,665
	STARBUCKS CORP COM	STARBUCKS CORP COM	586	45,937
	STARPHARMA HLDGS LTD SP A	STARPHARMA HLDGS LTD SP A	6,100	46,665
	STARWOOD PPTY TR INC COM	STARWOOD PPTY TR INC COM	441	12,216
	STATE STREET CORP COM	STATE STREET CORP COM	839	61,574
	STATOIL ASA ADR	STATOIL ASA ADR	660	15,926
	STEMLINE THERAPEUTICS INC	STEMLINE THERAPEUTICS INC	4,000	78,400
	STEREOTAXIS INC COM	STEREOTAXIS INC COM	53,333	193,065
	STERICYCLE INC COM	STERICYCLE INC COM	40	4,647
	SWIFT ENERGY CO (HOLDING	SWIFT ENERGY CO (HOLDING	400	5,400
	SYNAPTICS INC COM	SYNAPTICS INC COM	62	3,212
	SYNCHRONOSS TECH COM	SYNCHRONOSS TECH COM	503	15,628
	SYNOVUS FINL CORP COM	SYNOVUS FINL CORP COM	1,500	5,400
	TAIWAN SEMICONDUCTOR MFG	TAIWAN SEMICONDUCTOR MFG	40	698
	TAKE-TWO INTERACTIVE SOFT	TAKE-TWO INTERACTIVE SOFT	300	5,211
	TAL INTL GROUP INC COM	TAL INTL GROUP INC COM	200	11,470
	TANGER FACTORY OUTLET CTR	TANGER FACTORY OUTLET CTR	150	4,803
	TARGET CORP COM	TARGET CORP COM	200	12,654
	TASEKO MINES LTD COM	TASEKO MINES LTD COM	20,321	43,081
	TE CONNECTIVITY LTD COM	TE CONNECTIVITY LTD COM	25	1,378
	TECH DATA CORP COM	TECH DATA CORP COM	60	3,096
	TESLA MTRS INC COM	TESLA MTRS INC COM	675	101,540
	TEXTRON INC COM	TEXTRON INC COM	1,045	38,414
	THE ADT CORPORATION COM	THE ADT CORPORATION COM	12	486
	THE TRAVELERS COMPANIES I	THE TRAVELERS COMPANIES I	486	44,002
	THERMO FISHER CORP COM	THERMO FISHER CORP COM	668	74,382
	TIDEWATER INC COM	TIDEWATER INC COM	10	593

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550 PN: 001

Attachment to 2013 Form 5500

Schedule H Part IV, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2013

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares	(e) Current value
	TJX COS INC COM	TJX COS INC COM	100	$ 6,373
	TOLL BROS INC COM	TOLL BROS INC COM	100	3,700
	TOWER GROUP INTERNATIONAL	TOWER GROUP INTERNATIONAL	2,300	7,774
	TRANSGENOMIC INC COM	TRANSGENOMIC INC COM	5,000	2,275
	TRIQUINT SEMICONDUCTOR IN	TRIQUINT SEMICONDUCTOR IN	5,000	41,700
	TWENTY FIRST CENTURY FOX	TWENTY FIRST CENTURY FOX	4,000	140,680
	TWITTER INC COM	TWITTER INC COM	366	23,296
	TYCO INTERNATIONAL LTD CO	TYCO INTERNATIONAL LTD CO	25	1,026
	U S SILICA HLDGS INC COM	U S SILICA HLDGS INC COM	613	20,909
	UMPQUA HOLDINGS CORP COM	UMPQUA HOLDINGS CORP COM	570	10,910
	UNILEVER PLC SPONS ADR NE	UNILEVER PLC SPONS ADR NE	2,000	82,400
	UNION PACIFIC CORP COM	UNION PACIFIC CORP COM	334	56,112
	UNITED BANKSHARES INC W V	UNITED BANKSHARES INC W V	260	8,177
	UNITED TECHNOLOGIES CORP	UNITED TECHNOLOGIES CORP	521	59,290
	UNIVERSAL DISPLAY CORP CO	UNIVERSAL DISPLAY CORP CO	3,275	112,529
	US BANCORP DEL COM NEW	US BANCORP DEL COM NEW	500	20,200
	US GLOBAL NANOSPACE INC C	US GLOBAL NANOSPACE INC C	2,000	1
	VALEANT PHARMACEUTICALS I	VALEANT PHARMACEUTICALS I	30	3,522
	VALUECLICK INC COM	VALUECLICK INC COM	160	3,739
	VECTOR GROUP LTD COM	VECTOR GROUP LTD COM	210	3,438
	VENTAS INC COM	VENTAS INC COM	500	28,640
	VEOLIA ENVIRONNEMENT ADR	VEOLIA ENVIRONNEMENT ADR	575	9,407
	VERISK ANALYTICS IN CL A	VERISK ANALYTICS IN CL A	490	32,203
	VERIZON COMMUNICATIONS CO	VERIZON COMMUNICATIONS CO	3,122	153,415
	VESTA INSURANCE GROUP INC	VESTA INSURANCE GROUP INC	110	0
	VIMPELCOM LTD-SPON ADR	VIMPELCOM LTD-SPON ADR	200	2,588
	VISA INC-CLASS A COM	VISA INC-CLASS A COM	557	124,033
	VODAFONE GROUP PLC SPONS	VODAFONE GROUP PLC SPONS	401	15,763
	WABTEC CORP COM	WABTEC CORP COM	952	70,705
	WAL-MART STORES INC COM	WAL-MART STORES INC COM	260	20,459
	WALT DISNEY COMPANY COM	WALT DISNEY COMPANY COM	576	44,006
	WASTE MGMT INC DEL COM	WASTE MGMT INC DEL COM	500	22,435
	WELLS FARGO & CO NEW COM	WELLS FARGO & CO NEW COM	1,490	67,646
	WESTERN DIGITAL CORP COM	WESTERN DIGITAL CORP COM	860	72,154
	WESTPORT INNOVATIONS INC	WESTPORT INNOVATIONS INC	500	9,805
	WHITEWAVE FOODS CO CL A W	WHITEWAVE FOODS CO CL A W	2,488	57,075
	WINDSTREAM HOLDINGS INC C	WINDSTREAM HOLDINGS INC C	2,000	15,960
	WPX ENERGY INC COM	WPX ENERGY INC COM	1,500	30,570
	XL GROUP PLC COM	XL GROUP PLC COM	5	159
	YAMANA GOLD INC COM	YAMANA GOLD INC COM	300	2,586
	YANDEX N V COM	YANDEX N V COM	100	4,315
	YELLOW MEDIA LTD COM	YELLOW MEDIA LTD COM	25	484
	YELLOW MEDIA LTD WT EXP 1	YELLOW MEDIA LTD WT EXP 1	14	84
	YUM! BRANDS INC COM	YUM! BRANDS INC COM	200	15,122
	ZURICH INSURANCE GROUP AD	ZURICH INSURANCE GROUP AD	340	9,918
	3-D SYS CORP COM	3-D SYS CORP COM	70	6,505
	3M COMPANY COM	3M COMPANY COM	105	14,726
	AUSTRALIA & NEW ZEALAND B	AUSTRALIA & NEW ZEALAND B	370	10,675
	CAPRICOR THERAPEUTICS INC	CAPRICOR THERAPEUTICS INC	10	33
	CASH AMERICA INTL INC	CASH AMERICA INTL INC	215	8,235
	COMFORT SYSTEMS USA INC C	COMFORT SYSTEMS USA INC C	1,150	22,299
	COSTCO WHOLESALE CORP NEW	COSTCO WHOLESALE CORP NEW	625	74,388
	EVERCORE PARTNERS INCCL A	EVERCORE PARTNERS INCCL A	75	4,484
	FIDELITY NATIONAL FINANCIAL	FIDELITY NATIONAL FINANCIAL	750	24,338
	FLEETMATIC GROUP PLC COM	FLEETMATIC GROUP PLC COM	646	27,940
	FORD MOTOR CO DEL COM NEW	FORD MOTOR CO DEL COM NEW	5,250	81,008
	GENERAL MOTORS CO COM	GENERAL MOTORS CO COM	250	10,218
	GEOSPACE TECHNOLOGIES COR	GEOSPACE TECHNOLOGIES COR	125	11,830
	HALLIBURTON COMPANY COM	HALLIBURTON COMPANY COM	186	9,440
	HARTFORD FINL SVCS GROUP	HARTFORD FINL SVCS GROUP	350	9,636
	IRIDIUM COMMUNICATIONS IN	IRIDIUM COMMUNICATIONS IN	1,500	9,377
	LOWES COS INC COM	LOWES COS INC COM	850	42,118
	MANTECH INTL CORP CL A	MANTECH INTL CORP CL A	250	7,483
	MICHAEL KORS HLDGS LTD CO	MICHAEL KORS HLDGS LTD CO	150	12,179
	NORTHWEST BIOTHERAPEUTICS	NORTHWEST BIOTHERAPEUTICS	350	1,320
	PEPCO HOLDINGS INC COM	PEPCO HOLDINGS INC COM	550	10,522
	QIHOO 360 TECHNOLOGY CO L	QIHOO 360 TECHNOLOGY CO L	10	821
	SEABRIDGE GOLD INC COM	SEABRIDGE GOLD INC COM	325	2,373
	SEASPAN CORP COM	SEASPAN CORP COM	250	5,738
	SIGNATURE GROUP HOLDINGS	SIGNATURE GROUP HOLDINGS	2	22
	TUMI HLDGS INC COM	TUMI HLDGS INC COM	150	3,383
	ZOETIS INC COM	ZOETIS INC COM	150	4,904
		Total common stocks		109,162,287

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550 PN: 001

Attachment to 2013 Form 5500

Schedule H Part IV, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2013

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares	(e) Current value
	Mutual funds:			
	ABERDEEN EMERGING MKTS FD-A	ABERDEEN EMERGING MKTS FD-A	10,357	$ 149,762
	AKRE FOCUS FUND -RET	AKRE FOCUS FUND -RET	631	13,148
	ALERIAN MLP ETF	ALERIAN MLP ETF	1,000	17,790
	AMERICA EUROPACIFIC GROWTH-R6	AMERICA EUROPACIFIC GROWTH-R6	748,339	36,691,038
	AMERICAN CAPITAL WORLD BOND FD #31	AMERICAN CAPITAL WORLD BOND FD #31	767	15,432
	AMERICAN FDS-NEW WORLD FD-R6	AMERICAN FDS-NEW WORLD FD-R6	288,857	16,973,260
	AMEX TECH SELECT SECT INDX SPDR SBI	AMEX TECH SELECT SECT INDX SPDR SBI	380	13,581
	BARCLAYS BK PLC IPATH S&P500 VIX ETN	BARCLAYS BK PLC IPATH S&P500 VIX ETN	37	1,574
	BARON SMALL CAP FD #583	BARON SMALL CAP FD #583	176	6,110
	BROWN CAP MGMT SM COMPANY-I	BROWN CAP MGMT SM COMPANY-I	163	12,079
	CALAMOS CONV & HIGH INCOME FD SBI	CALAMOS CONV & HIGH INCOME FD SBI	5,000	64,650
	CALAMOS CONV OPPORTYS & INCOME FD	CALAMOS CONV OPPORTYS & INCOME FD	1,000	13,260
	CAMBRIA SHAREHOLDER YIELD ETF	CAMBRIA SHAREHOLDER YIELD ETF	1,000	29,370
*	CNR CORPORATE BD FD SERV CL 2641	CNR CORPORATE BD FD SERV CL 2641	38,286	406,978
*	CNR DIVIDEND & INCOME FD CL N 1231	CNR DIVIDEND & INCOME FD CL N 1231	5,518	187,455
*	CNR EMERGING MARKETS FD CL N 1225	CNR EMERGING MARKETS FD CL N 1225	3,459	124,701
*	CNR FIXED INCOME OPPORT CL N 1236	CNR FIXED INCOME OPPORT CL N 1236	19,629	535,096
*	CNR GOVERNMENT BD FD-INST #2638	CNR GOVERNMENT BD FD-INST #2638	3,686,238	38,594,908
*	CNR GOVT BD FD SERV CL 2639	CNR GOVT BD FD SERV CL 2639	18,275	191,336
*	CNR HIGH YIELD BD FD – INS #2645	CNR HIGH YIELD BD FD – INS #2645	3,064,519	26,783,894
*	CNR HIGH YIELD BD FD SERV 2646	CNR HIGH YIELD BD FD SERV 2646	13,460	117,505
*	CNR LTD MAT FXD INC FD CL I #2656	CNR LTD MAT FXD INC FD CL I #2656	5,216	58,261
*	CNR MULTI-ASSET FD-INST 2648	CNR MULTI-ASSET FD-INST 2648	585,381	6,456,754
*	CNR US CORE EQUITY FD SERV #2665	CNR US CORE EQUITY FD SERV #2665	9,156	120,675
	COLUMBIA ACORN FUND CLASS Y	COLUMBIA ACORN FUND CLASS Y	683,237	25,915,197
	COLUMBIA MID-CAP VALUE FUND-Y	COLUMBIA MID-CAP VALUE FUND-Y	293,427	5,246,480
	DELAWARE SMALL CAP VALUE FUND-I	DELAWARE SMALL CAP VALUE FUND-I	485,276	26,641,670
	DIREXION SHS ETF TR	DIREXION SHS ETF TR	106	2,291
	DODGE & COX BALANCED FD #146	DODGE & COX BALANCED FD #146	1,121	110,191
	DODGE & COX INCOME FD # 147	DODGE & COX INCOME FD # 147	289	3,909
	DODGE & COX INTL STOCK FD 1048	DODGE & COX INTL STOCK FD 1048	443	19,069
	DODGE & COX STOCK FUND #145	DODGE & COX STOCK FUND #145	159	26,839
	DOUBLELINE TOTAL RET BD-N	DOUBLELINE TOTAL RET BD-N	362	3,903
	DOUBLELINE TOTAL RETURN BOND FD-I	DOUBLELINE TOTAL RETURN BOND FD-I	1,699	18,320
	DREYFUS PREM EMERG MKTS FD CL A #327	DREYFUS PREM EMERG MKTS FD CL A #327	1,610	15,732
	EAGLE SMALL CAP GROWTH FUND-R5	EAGLE SMALL CAP GROWTH FUND-R5	575,183	33,538,946
	EATON VANCE FL RATE ADV FD CL I	EATON VANCE FL RATE ADV FD CL I	17,341	194,221
	EATON VANCE TAX-MANAGED GLOB SBI	EATON VANCE TAX-MANAGED GLOB SBI	4,750	47,500
	FAIRHOLME FUND #1950	FAIRHOLME FUND #1950	1,739	68,174
	FIDELITY CONTRAFUND #22	FIDELITY CONTRAFUND #22	263	25,253
	FIDELITY LEVERAGED CO STOCK FD	FIDELITY LEVERAGED CO STOCK FD	595	25,719
	FIDELITY NEW MARKETS INCOME FD#331	FIDELITY NEW MARKETS INCOME FD#331	202	3,145
	FIDELITY SELECT HLTH CARE PORT #63	FIDELITY SELECT HLTH CARE PORT #63	95	17,846
	FIDELITY SELECT UTILITIES GROWTH#65	FIDELITY SELECT UTILITIES GROWTH#65	241	16,085
	FINL SELECT SECTOR SPDR FD SBI	FINL SELECT SECTOR SPDR FD SBI	1,350	29,511
	FIRST EAGLE GLOBAL FD CL A # 801	FIRST EAGLE GLOBAL FD CL A # 801	549	29,415
	FPA NEW INCOME FUND# 78	FPA NEW INCOME FUND# 78	1,522	15,631
	GLOBAL X FTSE COLUMBIA 20 ETF	GLOBAL X FTSE COLUMBIA 20 ETF	333	6,044
	GUGGENHEIM S & P 500 EQUAL WEIGHT	GUGGENHEIM S & P 500 EQUAL WEIGHT	1,250	89,062
	HANCOCK JOHN PFD INCOME FD SBI	HANCOCK JOHN PFD INCOME FD SBI	2,000	35,700
	HARBOR BOND FUND- INSTL #14	HARBOR BOND FUND- INSTL #14	1,607	19,198
	HIGHLAND/IBOXX SENIOR LOAN E ETF	HIGHLAND/IBOXX SENIOR LOAN E ETF	1,576	31,419
	HOMESTEAD SMALL CO STOCK FUND	HOMESTEAD SMALL CO STOCK FUND	257	9,459
	INDUSTRIAL SELECT SECTOR SPDR SBI	INDUSTRIAL SELECT SECTOR SPDR SBI	540	28,220
	ING GLOBAL REAL ESTATE FUND-I	ING GLOBAL REAL ESTATE FUND-I	6,639	121,635
	IPATH DJ-UBS COPPER SUB INDX ETN	IPATH DJ-UBS COPPER SUB INDX ETN	250	10,363
	ISHARES CORE S & P MID-CAP ETF	ISHARES CORE S & P MID-CAP ETF	380	50,848
	ISHARES CORE S & P SMALL-CAP ETF	ISHARES CORE S & P SMALL-CAP ETF	825	90,032
	ISHARES GOLD TRUST	ISHARES GOLD TRUST	4,735	55,305
	ISHARES NASDAQ BIOTECHNOLOGY ETF	ISHARES NASDAQ BIOTECHNOLOGY ETF	50	11,353
	ISHARES RUSSELL 3000 ETF	ISHARES RUSSELL 3000 ETF	560	61,964
	ISHARES SILVER TR SBI	ISHARES SILVER TR SBI	1,101	20,600
	IVY HIGH INCOME FUND CLASS-I 475	IVY HIGH INCOME FUND CLASS-I 475	14,744	127,389
	JOHN HANCOCK FDS III-DISCPL V-R6	JOHN HANCOCK FDS III-DISCPL V-R6	2,118,896	38,140,128
	JOHN HANCOCK PFD INCOME FD III SBI	JOHN HANCOCK PFD INCOME FD III SBI	1,000	15,590
	KAYNE ANDERSON ENERGY TOT RET FD SBI	KAYNE ANDERSON ENERGY TOT RET FD SBI	1,500	41,025
	KEELEY SMALL CAP VALUE FD-A	KEELEY SMALL CAP VALUE FD-A	498	19,122
	LOOMIS SAYLES BOND FUND RETAIL-1164	LOOMIS SAYLES BOND FUND RETAIL-1164	541	8,168
	MARKET VECTORS EMER H/Y BD ETF	MARKET VECTORS EMER H/Y BD ETF	780	19,523
	MATTHEWS PACIFIC TIGER FD # 802	MATTHEWS PACIFIC TIGER FD # 802	1,224	30,579
	MERIDIAN GROWTH FUND# 075	MERIDIAN GROWTH FUND# 075	841	31,304
	MERIDIAN VALUE FUND # 076	MERIDIAN VALUE FUND # 076	1,843	80,981
	MIDCAP SPDR TRUST SERIES 1 ETF	MIDCAP SPDR TRUST SERIES 1 ETF	350	85,470
	NUVEEN CREDIT STRATEGIES INCOME FD	NUVEEN CREDIT STRATEGIES INCOME FD	3,000	29,190
	NUVEEN EQTY PREM OPPORTUNITY FD SBI	NUVEEN EQTY PREM OPPORTUNITY FD SBI	1,000	12,650

(Continued)

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares	(e) Current value
	NUVEEN EQUITY PREM ADVANTAGE FD SBI	NUVEEN EQUITY PREM ADVANTAGE FD SBI	2,000	$ 25,280
	NUVEEN PREFERRED INC OPPORTUNITIES	NUVEEN PREFERRED INC OPPORTUNITIES	4,000	35,480
	OAKMARK EQUITY & INCOME FD #810	OAKMARK EQUITY & INCOME FD #810	953	31,121
	OAKMARK GLOBAL FUND CL I #1674	OAKMARK GLOBAL FUND CL I #1674	1,208	36,417
	OPPENHEIMER DEVELOPING MKT CL I	OPPENHEIMER DEVELOPING MKT CL I	4,399	165,271
	OPPENHEIMER SENIOR FLOAT RATE -I	OPPENHEIMER SENIOR FLOAT RATE -I	4,298	36,149
	PIMCO 1-5 YEAR US TIPS INX FD ETF	PIMCO 1-5 YEAR US TIPS INX FD ETF	100	5,290
	PIMCO ALL ASSET FD CL D	PIMCO ALL ASSET FD CL D	4,946	59,747
	PIMCO COMMODITY REALRETURN STRAT-D 4349	PIMCO COMMODITY REALRETURN STRAT-D 4349	2,946	15,967
	PIMCO COMMODITY PLUS STRAT-INS	PIMCO COMMODITY PLUS STRAT-INS	4,250	45,559
	PIMCO CORPORATE & INC OPPORTUNITY FD	PIMCO CORPORATE & INC OPPORTUNITY FD	1,000	17,260
	PIMCO HIGH INCOME FD SBI	PIMCO HIGH INCOME FD SBI	3,000	34,950
	PIMCO INCOME OPPORTUNITY FUND	PIMCO INCOME OPPORTUNITY FUND	1,000	28,250
	PIMCO TOTAL RETURN FD INSTL-35	PIMCO TOTAL RETURN FD INSTL-35	2,911,159	31,120,294
	POWERSHARES DWA DEVELOPED MA MOME PO	POWERSHARES DWA DEVELOPED MA MOME PO	2,908	77,062
	POWERSHARES DWA MOMENTUM PT ETF	POWERSHARES DWA MOMENTUM PT ETF	2,533	92,834
	PROSHARES SHORT HIGH YIELD ETF	PROSHARES SHORT HIGH YIELD ETF	200	5,865
	PROSHARES TR ETF	PROSHARES TR ETF	2,400	25,296
	PROSHARES ULT DJ-UBS NAT GAS ETF	PROSHARES ULT DJ-UBS NAT GAS ETF	100	3,928
	PROSHARES ULTRASHORT REAL ESTATE ETF	PROSHARES ULTRASHORT REAL ESTATE ETF	453	9,780
	RANGER EQUITY BEAR ETF	RANGER EQUITY BEAR ETF	500	6,380
	ROYCE SPECIAL EQUITY FUND 327	ROYCE SPECIAL EQUITY FUND 327	491	12,295
	SCOUT INTERNATIONAL FUND	SCOUT INTERNATIONAL FUND	353	13,147
	SPDR GOLD TRUST ETF	SPDR GOLD TRUST ETF	260	30,191
	SPDR S&P 500 ETF TRUST	SPDR S&P 500 ETF TRUST	1,015	187,460
	SPDR S&P DIVIDEND ETF	SPDR S&P DIVIDEND ETF	1,746	126,795
	SPROTT PHYSICAL GOLD TRUST	SPROTT PHYSICAL GOLD TRUST	1,683	16,763
	T ROWE PRICE CAP APPRECIATION FD #72	T ROWE PRICE CAP APPRECIATION FD #72	2,515	64,546
	T ROWE PRICE HEALTH SCIENCES FD 114	T ROWE PRICE HEALTH SCIENCES FD 114	497	28,707
	TEMPLETON DRAGON FUND	TEMPLETON DRAGON FUND	150	3,882
	TEMPLETON GLOBAL BOND FD-AD	TEMPLETON GLOBAL BOND FD-AD	1,118,224	14,637,559
	TEMPLETON RUS AND EAST EUR FUND	TEMPLETON RUS AND EAST EUR FUND	300	4,617
	TOUCHSTONE SMALL CAP CORE FUND-Y	TOUCHSTONE SMALL CAP CORE FUND-Y	4,477	94,608
	TWEEDY BROWNE GLOBAL VALUE FD# 001	TWEEDY BROWNE GLOBAL VALUE FD# 001	1,439	38,312
	ULTRA OIL & GAS PROSHARES ETF	ULTRA OIL & GAS PROSHARES ETF	1	70
	UTILITIES SELECT SECTOR SPDR FD SBI	UTILITIES SELECT SECTOR SPDR FD SBI	1	38
	VANGUARD DIVIDEND APPREC INDEX ETF	VANGUARD DIVIDEND APPREC INDEX ETF	945	71,102
	VANGUARD DIVIDEND GROWTH FD CL IV	VANGUARD DIVIDEND GROWTH FD CL IV	559	11,941
	VANGUARD EXTENDED MARKET ETF	VANGUARD EXTENDED MARKET ETF	950	78,565
	VANGUARD FTSE DEVELOPED MARKETS ETF	VANGUARD FTSE DEVELOPED MARKETS ETF	4,995	208,192
	VANGUARD FTSE EUROPE ETF	VANGUARD FTSE EUROPE ETF	1,020	59,976
	VANGUARD GLOBAL EX-US REAL EST-ETF	VANGUARD GLOBAL EX-US REAL EST-ETF	360	19,613
	VANGUARD HIGH DVD YIELD ETF	VANGUARD HIGH DVD YIELD ETF	75	4,674
	VANGUARD INFLAT-PROTECTED SEC-IV#119	VANGUARD INFLAT-PROTECTED SEC-IV#119	211	2,744
	VANGUARD LARGE CAP INDEX-INST	VANGUARD LARGE CAP INDEX-INST	331,655	58,431,025
	VANGUARD MID CAP INDEX-SIGN #1344	VANGUARD MID CAP INDEX-SIGN #1344	186,344	8,009,050
	VANGUARD REIT ETF	VANGUARD REIT ETF	520	33,571
	VANGUARD S/T BOND INDEX-SIG #1349	VANGUARD S/T BOND INDEX-SIG #1349	10,476	109,889
	VANGUARD SMALL CAP INDEX FD INST#857	VANGUARD SMALL CAP INDEX FD INST#857	259,704	13,689,009
	VANGUARD SMALL-CAP ETF	VANGUARD SMALL-CAP ETF	850	93,458
	VANGUARD SMALL-CAP INDEX FUND # 48	VANGUARD SMALL-CAP INDEX FUND # 48	113	5,959
	VANGUARD TARGET RET 2035 FUND # 0305	VANGUARD TARGET RET 2035 FUND # 0305	159,179	2,702,862
	VANGUARD TARGET RETIRE 2060	VANGUARD TARGET RETIRE 2060	6,379	170,651
	VANGUARD TARGET RETIREMENT 2020 #682	VANGUARD TARGET RETIREMENT 2020 #682	70,349	1,907,172
	VANGUARD TARGET RETIREMENT 2025 FD	VANGUARD TARGET RETIREMENT 2025 FD	172,488	2,716,689
	VANGUARD TARGET RETIREMENT 2030 FUND	VANGUARD TARGET RETIREMENT 2030 FUND	130,921	3,618,644
	VANGUARD TARGET RETIREMENT 2045 FD	VANGUARD TARGET RETIREMENT 2045 FD	118,222	2,099,618
	VANGUARD TARGET RETIREMENT 2055	VANGUARD TARGET RETIREMENT 2055	13,888	421,496
	VANGUARD TG RETIREMENT 2010	VANGUARD TG RETIREMENT 2010	8,160	208,897
	VANGUARD TG RETIREMENT 2015	VANGUARD TG RETIREMENT 2015	130,453	1,926,788
	VANGUARD TG RETIREMENT 2040 FD	VANGUARD TG RETIREMENT 2040 FD	67,780	1,919,518
	VANGUARD TG RETIREMENT 2050 FD	VANGUARD TG RETIREMENT 2050 FD	44,288	1,248,490
	VANGUARD TGT RETIRE INCOME	VANGUARD TGT RETIRE INCOME	37,164	464,553
	VANGUARD TOTAL STOCK MARKET ETF	VANGUARD TOTAL STOCK MARKET ETF	355	34,052
	WILLIAM BLAIR GROWTH FUND-I	WILLIAM BLAIR GROWTH FUND-I	1,960,293	30,502,153
	WISDOMTREE EMERGING MARKETS EQUITY	WISDOMTREE EMERGING MARKETS EQUITY	610	31,128
	YACKTMAN FOCUSED FUND	YACKTMAN FOCUSED FUND	1,773	44,594
		Total mutual funds		436,859,228
	Partnerships:			
	ALON USA PARTNERS LP	ALON USA PARTNERS LP	1,000	16,660
	AMERIGAS PARTNERS L P	AMERIGAS PARTNERS L P	100	4,457
	ATLAS ENERGY LP	ATLAS ENERGY LP	1	47
	BROOKFIELD INFRAST PARTNERS L P	BROOKFIELD INFRAST PARTNERS L P	100	3,922
	BUCKEYE PARTNERS L P INT	BUCKEYE PARTNERS L P INT	50	3,550
	CRESTWOOD EQUITY PARTNERS LP	CRESTWOOD EQUITY PARTNERS LP	226	3,126

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550 PN: 001

Attachment to 2013 Form 5500

Schedule H Part IV, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2013

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares	(e) Current value
	CRESTWOOD MIDSTREAM PARTNERS LP	CRESTWOOD MIDSTREAM PARTNERS LP	97	$ 2,414
	CVR REFINING LP	CVR REFINING LP	515	11,649
	ENERGY TRANSFER PARTNERS L P INT	ENERGY TRANSFER PARTNERS L P INT	825	47,231
	ENTERPRISE PRODS PARTNERS L P	ENTERPRISE PRODS PARTNERS L P	100	6,630
	KKR & CO L P	KKR & CO L P	200	4,868
	LINN ENERGY LLC LP	LINN ENERGY LLC LP	180	5,542
	OCH ZIFF CAP MGMT GROUP CL A LP	OCH ZIFF CAP MGMT GROUP CL A LP	500	7,400
	SUBURBAN PROPANE PARTNERS L P INT	SUBURBAN PROPANE PARTNERS L P INT	24	1,126
	TC PIPELINES LP	TC PIPELINES LP	177	8,572
	VANGUARD NAT RES LLC LP	VANGUARD NAT RES LLC LP	1,000	29,520
	WESTERN REFINING LOGISTICS LP	WESTERN REFINING LOGISTICS LP	150	3,881
		Total partnerships		160,595
	Options:			
	CALL ON AAPL 01/18/14 @ 615.000	CALL ON AAPL 01/18/14 @ 615.000	(400)	(312)
	CALL ON IBN 01/18/14 @ 37.000	CALL ON IBN 01/18/14 @ 37.000	(7,000)	—
	CALL ON TGB 02/22/14 @ 3.000	CALL ON TGB 02/22/14 @ 3.000	(5,000)	(500)
	CALL ON TGB 05/17/14 @ 4.000	CALL ON TGB 05/17/14 @ 4.000	(5,000)	(500)
	CALL ON TGB 1/18/14 @ 7.00	CALL ON TGB 1/18/14 @ 7.00	(10,000)	(500)
	CALL ON TSLA 02/22/14 @ 175.000	CALL ON TSLA 02/22/14 @ 175.000	(100)	—
		Total options		(1,812)
	Other assets:			
	CALL ON AA @ 10.00 1/17/15	CALL ON AA @ 10.00 1/17/15	8,900	15,041
	CALL ON AA 01/15/16 @ 12.000	CALL ON AA 01/15/16 @ 12.000	1,200	1,728
	CALL ON BSX @ 12.00 1/18/14	CALL ON BSX @ 12.00 1/18/14	600	150
	CALL ON CHK @ 20.00 1/17/15	CALL ON CHK @ 20.00 1/17/15	10,000	77,000
	CALL ON CHK @ 25.00 1/17/15	CALL ON CHK @ 25.00 1/17/15	10,000	43,000
	CALL ON CLF @ 20.00 1/17/15	CALL ON CLF @ 20.00 1/17/15	10,000	79,000
	CALL ON CLF @ 25.00 1/17/15	CALL ON CLF @ 25.00 1/17/15	2,000	10,300
	CALL ON NUAN 01/17/15 @ 18.000	CALL ON NUAN 01/17/15 @ 18.000	4,000	6,240
	CALL ON PKD 01/18/14 @ 7.500	CALL ON PKD 01/18/14 @ 7.500	600	390
	CALL ON RBS @ 12.50 2/22/14	CALL ON RBS @ 12.50 2/22/14	600	90
	CALL ON RDN 02/22/14 @ 13.000	CALL ON RDN 02/22/14 @ 13.000	600	900
	CALL ON S @ 10.00 1/17/15	CALL ON S @ 10.00 1/17/15	1,100	220
	CALL ON SD @ 5.00 1/17/15	CALL ON SD @ 5.00 1/17/15	10,000	16,500
	CALL ON SD @ 7.00 1/17/15	CALL ON SD @ 7.00 1/17/15	40,000	29,200
	CALL ON SVU @ 6.00 1/18/14	CALL ON SVU @ 6.00 1/18/14	1,300	1,625
	CALL ON WFT 03/22/14 @ 14.000	CALL ON WFT 03/22/14 @ 14.000	400	704
	CALL ON WY 01/18/14 @ 29.000	CALL ON WY 01/18/14 @ 29.000	600	1,590
	CALL ON XLF @ 19.00 1/18/14	CALL ON XLF @ 19.00 1/18/14	300	855
	PUT ON AMZN @ 250.00 1/18/14	PUT ON AMZN @ 250.00 1/18/14	200	4
	PUT ON URBN @ 27.00 1/18/14	PUT ON URBN @ 27.00 1/18/14	500	25
	PUT ON URBN @ 28.00 1/17/15	PUT ON URBN @ 28.00 1/17/15	400	460
		Total other assets		285,022
	Participant loans:			
*	CNC PARTICIPANT LOAN	1,022 PARTICIPANT LOANS, BEARING INTEREST AT 4.25% TO 10.00% AND MATURITIES THROUGH MAY 2029		12,962,130
				$ 604,892,151

* Denotes party-in-interest asset

See accompanying report of independent registered public accounting firm.